UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Management Proposal

Extraordinary General Meeting

01.17.2025 – 3 PM

SUMMARY

EXHIBIT II - INFORMATION OF THE PROPOSED MEMBER FOR THE COMPANY'S _______
BOARD OF DIRECTORS (Itens 7.3 to 7.6 of Reference Form) .......................................12

1. Message from the Board of Directors

Dear Shareholder,

It is with great pleasure that I invite you, a shareholder of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”), to participate in our Extraordinary General Meeting (“EGM”), to be held on January 17, 2025, at 3:00 P.M.

Besides this Management Proposal (“Proposal”) a Manual for Participation in the EGM (“Manual”) was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines.

Pursuant to the Call Notice made available, we shall take resolutions on the following matters:

(a)	To FIXATE the number of members that will compose the Board of Directors of the Company;
(b)	To ELECT one (1) new member to compose the Board of Directors of Santander Brasil; and
(c)	Due to the resolution in the previous item, to CONFIRM the composition of the Company’s Board of Directors.

As established by the Brazilian Securities and Exchange Commission (CVM), in order to facilitate its analysis and evaluation of the matters to be resolved on our EGM, this Proposal includes exhibits containing the information made available in addition to the Call Notice.

We are at your disposal to clarify any questions through the emails acoes@santander.com.br oriented at non-financial individual and corporate investors and ri@santander.com.br for institutional investors.

We hope that this Proposal and the Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company.

Sincerely,

Deborah Stern Vieitas

Chairwoman of the Board of Directors

2. Call Notice of Meeting

[to be published in the newspaper “Valor Econômico” in editions of December 18, 19 and 20, 2024]

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company of Authorized Capital

CNPJ/MF 90.400.888/0001-42 - NIRE 35.300.332.067

MEETING CALL NOTICE – EXTRAORDINARY GENERAL MEETING - Shareholders are hereby invited to attend the Extraordinary General Meeting (“EGM”) of Banco Santander (Brasil) S.A. to be held on January 17, 2025, at 3:00 PM, at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”), located at Avenida Presidente Juscelino Kubitschek No. 2041 – 2nd mezzanine, Vila Nova Conceição, São Paulo/SP, to resolve upon the following Agenda:

(a)	To FIXATE the number of members that will compose the Board of Directors of the Company;
(b)	To ELECT one (1) new member to compose the Board of Directors of Santander Brasil; and
(c)	Due to the resolution in the previous item, to CONFIRM the composition of the Company’s Board of Directors.

Observation for participation and Vote during the Meeting

Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the EGM in any of the following ways:

In person - The shareholders or their legal representatives shall present themselves for the EGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall provide the Company with a power of attorney granted according to the applicable law, to be delivered at the Company's Headquarters, at least seventy-two (72) hours before the EGM is held;

Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Resolution 81/22, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents, in accordance with the procedures described in the General Meeting Participation Manual.

In benefit of efficiency for the Company and convenience for the shareholders, the Company’s recommendation for the shareholders to make use of remote voting instruments, either by the above mentioned electronic means available or by sending written votes to the Company, or granting standardized powers of attorney with voting guidance, according to the instructions provided in the Management Proposal for the EGM to be held on January 17, 2025.

General Instructions

1. As provided in CVM Resolution No. 70/22, the minimum percentage of participation in the voting capital required for the application of the cumulative voting process (processo de voto múltiplo) for the election of the members of the Board of Directors is of 5%;

2. As provided in § 2 of article 161 of Law No. 6,404/76 and art. 4 of CVM Resolution No. 70/22, the installation of a Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the common shares, or 1% (one per cent) of preferred shares; and

3. The documents related to the matters to be examined and resolved at the EGM are available to shareholders (i) at the Company's headquarters, at Avenida Presidente Juscelino Kubitschek, nº 2041, Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted on business days, from 10:00 a.m. until 4:00 p.m., and on its investor relations website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the CMV – Comissão de Valores Mobiliários (www.cvm.gov.br) and (iii) on the website of the stock exchange B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, December 17, 2024

Deborah Stern Vieitas

Chairwoman of the Board of Directors.

___________________________________________________

3. Participation of shareholders in the EGM

Santander Brasil shareholders may participate in the EGM in person, by a duly appointed proxy, as specified in item 3.2 below, or by Remote Voting.

Shareholders will be required to provide the following documents to participate in the EGM:

Individual:	• identity document with photo[1] (original or copy) • proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy)
Legal entity:	• corporate documents that prove the legal representation of the shareholder (original or copy)[2] • legal representative's identity document with photo (original or copy)
Investment fund

•       identity document of the legal representative of the Investment Fund’s manager (or of the manager, as the case may be) with photo (original or copy)

•       simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney)

3.1. In-person Participation

Santander Brasil shareholders may participate in the EGM by attending the place where it will be held and declaring their vote, according to the types of shares they own (common and/or preferred), and the matters to be voted on. In accordance with the provisions of Article 126 of Law No. 6,404/76, shareholders shall attend the Shareholders' Meeting presenting, in addition to the identity document, proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution. The Company recommends that said proof be issued within two (2) business days before the date scheduled for the Meeting.

Corporate shareholders, such as companies and investment funds, shall be represented in accordance with their Articles of Association, Articles of Organization or Bylaws, delivering documents proving the regularity of the representation, accompanied by the Minutes of the election of the Managers, if applicable, at the place and term indicated in the item below. Prior to the EGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the EGM and discuss all matters submitted for resolution.

[1] The following documents may be presented: (i) General Registration Identity Card (RG); (ii) Foreigner Registration Identity Card (RNE); (iii) Valid passport; (iv) Class Organization Card valid as a civil identity for legal purposes (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH) with photo.

[2] Articles of Incorporation/Organization e Minutes/Instruments of election of legal representatives registered with the competent body.

3.2. Participation by Proxy

The shareholder may be represented at the EGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund’s manager being responsible for representing the quotaholders.

The originals or copies of the documents mentioned above may be delivered at the Company's principal place of business by the time the EGM is held.

However, in order to facilitate shareholders' access to the EGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the EGM is held.

In the case of submittal of documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the EGM is held.

In case the Shareholder is unable to attend the EGM or cannot yet be represented by an attorney-in-fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in Exhibit I to this Proposal.

Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the EGM, as provided for in item 3 above.

The documents shall be delivered at the Company’s principal place of business, at Avenida Presidente Juscelino Kubitschek, No. 2041 – Bloco A - Vila Nova Conceição - São Paulo – SP, 26th floor – Investor Relations Department, email: ri@santander.com.br.

3.3. Remote Voting Participation

Pursuant to articles 26 et seq. of CVM Ruling No. 81/22, the Company's shareholders may also vote at shareholders’ meetings by means of remote voting, to be formalized through the “remote voting ballot” (“Ballot”), the template of which is available in the Corporate Governance area of the Company’s Investor Relations website (www.ri.santander.com.br), or on the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc).

The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below:

(I)       Submittal of the Ballot to Custody agents

The Shareholder that chooses to cast remote voting through his/her/its respective custodian agent (“Custodian") shall convey his/her/their voting instructions in accordance to the rules determined by the Custodian, which shall forward said voting ballots to the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão. Shareholders shall contact his/her/their respective Custodians to check the procedures established by them for issuance of ballot voting instructions, as well as the documents and information required to do so.

The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents by 01/10/2025 (including), unless defined otherwise by them.

(II)       Submittal of the Ballot by the Shareholder to the Bookkeeper

The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Bookkeeper:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

  Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Investment fund: (i) Latest consolidated Regulations for the fund, as well as the Bylaws or Articles of Organization of its manager, in addition to the corporate documentation that grants proxy powers (minutes of officers’ election and/or power of attorney); (ii) Identity Card with a photograph of the representatives (RG and CPF; CNH (driver’s license) or official Professional Card containing the CPF enrollment number).

The documents shall be sent to the Bookkeeper within 7 days before the date of the EGM, in other words, by 01/10/2025 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address acoes@santander.com.br.

After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 01/10/2025 (including).

Ballots received by the Bookkeeper after 01/10/2025 shall be disregarded.

(III)       Submittal of the Ballot directly to the Company

The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Company:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

  Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Investment fund: (i) Last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

The documents shall be sent to the Company within 7 days before the date of the EGM, by 01/10/2025 (including) (i) at the following address: Banco Santander (Brasil) S.A. - Investor Relations - Avenida Presidente Juscelino Kubitscheck, No 2041 - 26th floor - Vila Nova Conceição - São Paulo/SP - CEP 04543-011; or (ii) via email, to the electronic address ri@santander.com.br.

After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 01/10/2025 (including).

Ballots received by the Company after 01/10/2025 shall be disregarded.

General Information:

➢    In accordance with Article 44 of CVM Resolution nº 81/22, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

➢    Upon termination of the deadline for remote voting, in other words, by 01/10/2025 (including), the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting.

3.4. ADS holders

Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares.

4. Matters to be resolved at the EGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the EGM. According to the Call Notice made available to the shareholders, our EGM shall take resolutions regarding the following matters of the Agenda:

4.1 To FIXATE the number of members that will compose the Board of Directors of the Company

Pursuant to the paragraph 1 of article 14 of the Company's Bylaws, at the General Meeting whose purpose is to resolve on the election of members of the Board of Directors, the shareholders shall initially establish the effective number of members of the Board of Directors to be elected.

In this sense, the controlling shareholders propose that the number of members to compose the Board of Directors for the term until the investiture of those elected at the Company's Ordinary General Meeting of 2025 be fixed at eleven (11) members.

4.2 To ELECT one (1) new member to compose the Board of Directors of Santander Brasil

After complying with the applicable governance approvals, with a favorable opinion from the Nominating and Governance Committee, the Company proposes to the EGM the election for a supplementary term that will remain in effective until the investiture of those elected at the Company's Ordinary General Meeting of 2025, the following candidate appointed by the controlling shareholders to compose the Company's Board of Directors:

Name	Position
Cristina San Jose Brosa	Director

The candidate has a consolidated career in the financial market, with the necessary skills to join the Board of Directors of Santander Brasil and will bring a breadth of experience to the Board.

The information related to the proposed election, pursuant to the item I of article 11 of CVM Resolution 81/22, can be found in this Management Proposal on Exhibit II.

4.3. Due to the resolution in the previous item, to CONFIRM the composition of the Company’s Board of Directors

Once the item above has been approved and, in view of the changes in the composition of the Company’s Board of Directors, the Management proposes the confirmation of the members with a term of office that will be enforce until the investiture of the members elected in the Ordinary General Meeting to be held in 2025, which is:

Name	Position
Deborah Stern Vieitas	Chairwoman (independent)
Javier Maldonado Trinchant(*)	Vice-Chairman
Cristiana Almeida Pipponzi	Independent Director
Cristina San Jose Brosa (**)	Director
Deborah Patricia Wright	Independent Director
Ede Ilson Viani	Director
José de Paiva Ferreira	Independent Director
Marília Artimonte Rocca	Independent Director
Mario Roberto Opice Leão	Director
Pedro Augusto de Melo	Independent Director
Vanessa de Souza Lobato Barbosa	Director

(*) From January 1, 2025, as resolved at the Board Meeting on December 17, 2024.

(**)       With term of office pending approval from the Brazilian Central Bank.

EXHIBIT I:
TEMPLATE OF POWER OF ATTORNEY

[SHAREHOLDER], [QUALIFICATION] (“Grantor”), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and CPF/MF under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and CPF/MF under no. 409.544.508-41, both of them lawyers, with commercial address in the São Paulo/SP at Avenida Presidente Juscelino Kubitschek No. 2041 - Bloco A - Vila Nova Conceição (“Grantees”) to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company’s Extraordinary General Meeting to be held, on first call, on January 17, 2025, at 3:00 PM, at the Company's headquarters, at Avenida Presidente Juscelino Kubitschek No. 2041 - 2nd mezzanine, Vila Nova Conceição, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda:

(i)         To FIXATE the number of members that will compose the Board of Directors of the Company.

( ) For     ( ) Against     ( ) Abstention

(ii)        To ELECT one (1) new member to compose the Board of Directors of Santander Brasil.

( ) For     ( ) Against     ( ) Abstention

(iii)      Due to the resolution in the previous item, to CONFIRM the composition of the Company’s Board of Directors.

( ) For     ( ) Against     ( ) Abstention

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

This power of attorney shall only be valid for the Company’s Extraordinary General Meeting mentioned above.

[Local], [month] [day], 202[-].

_____________________________________________

[Signature of Grantor]

EXHIBIT II

PROPOSAL TO CHANGE THE COMPOSITION OF THE

COMPANY'S BOARD OF DIRECTORS

(Itens 7.3 to 7.6 of Reference Form)

Name	Cristina San Jose Brosa
Date of birth	06/16/1978
Profession	Adminstrator
CPF or passport number	PAN818923
Elective office held	Director
Election date	01/17/2025
Date of Inauguration	After approval of the Brazilian Central Bank
Term of office	OGM 2025
Whether he was elected by the controller or not	Yes
First Term Start Date	N/A
Professional Experience / Independence Criteria:	Mrs. San Jose is Spanish and was born on June 16, 1978. She has a BA in Mathematics from the University of Zaragoza and an MBA in Finance from New York University. Mrs. San Jose joined Grupo Santander in 2015 and currently have the role as Chief Data Officer of Grupo Santander, where she leads Data Management & Governance and the Machine Learning Lab. Before joining Grupo Santander, Mrs. San Jose was a leading partner in McKinsey & Company Global Machine Learning Hub.
Description of other positions or functions	N/A
Convictions	Mrs. San Jose declares that she has not suffered any criminal conviction, conviction in an administrative proceeding by the CVM, or final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from carrying out any professional or commercial activity of any kind.
Existence of a marital relationship, stable union or kinship until the second degree	N/A
Relationships of subordination, service provision or control maintained in the last 3 fiscal years	Holds a management position at the Company's indirect controller, Banco Santander, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 17, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer